EXHIBIT 99.1

Quantum BioPharma Receives $2.35 Million USD from a Mutually-Agreed Global Legal Settlement with Dr. Raza Bokhari

Dr. Raza Bokhari, Company’s Former CEO, Paid $2.35 Million USD in Non-Dilutive Cash to Cover Legal and Other Costs Determined in the Arbitral Award Over the Past 4 Years

TORONTO, May 30, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), announced today that the Company and Dr. Raza Bokhari, Company’s former Executive Chairman and Chief Executive Officer (CEO), have reached a global settlement agreement (the “agreement”) to settle all and any disputes originating out of the proxy contest originally commencing January 2021. Mr. Zeeshan Saeed, Co-Chairman & CEO, and Mr. Anthony Durkacz, Co-Chairman of the Company, also signed the agreement in their personal capacity.

The agreement brings to a complete and final closure all outstanding issues and prevents any future litigation in various courts in Canada and the United States. The payment of $2,350,000 USD from Dr. Bokhari to Quantum BioPharma Ltd. (Formerly FSD Pharma Inc.) satisfies all outstanding monetary claims by the Company, Zeeshan Saeed, Anthony Durkacz and other current or former employees, officers, Directors, affiliates or agents of the Company as well as any and all legal and monetary claims by Dr. Bokhari. The $2,350,000 USD is a non-dilutive injection of cash into Quantum BioPharma.

In the agreement, Dr. Raza Bokhari, Quantum BioPharma Ltd, Zeeshan Saeed and Anthony Durkacz did not admit to any wrongdoing. All parties agreed that at all times they were acting in the best interest of the corporation and the shareholders.

The various legal disputes between the parties will be entirely settled and certain disputes are summarized below:

FSD Pharma Inc. v. Bokhari, Nos. 24-2281 and 24-2282 (3d Cir.)

U.S. Court of Appeals for the Third Circuit, appealing the orders confirming the Awards and entering Judgment. The District Court confirmed the Awards by a Memorandum and Order dated May 29, 2024. Then, on June 27, 2024, the District Court entered Judgment in FSD’s favor, as follows:

  $147,301.04 (USD) plus interest at a rate of 4% per annum from November 9, 2022, until the date the Judgment is satisfied, accruing interest of USD $16.14 per day, which amounts correspond to the November 9, 2022, Award;
  $31,912.55 (CAD) plus interest at a rate of 4% per annum from November 9, 2022, until the date the Judgment is satisfied, accruing interest of CAD $3.49 per day, which amounts correspond to the November 9, 2022 Award.
  $15,000 (CAD), plus interest at a rate of 4% per annum from March 1, 2023, until the date the Judgment is satisfied, accruing interest of CAD $1.64 per day, which amounts correspond to the March 1, 2023 Award; and
  $2,814,229.15 (CAD), plus interest at a rate of 6% per annum from May 7, 2023 until the date the Judgment is satisfied, accruing interest of CAD $462.61 per day, which amounts correspond to the May 6, 2023 Award.

The above noted Awards, stemming from the underlying Arbitration, were previously recognized and enforced in Ontario on September 28, 2023, in FSD Pharma Inc. v. Bokhari, CV-23-00695455-CL.

Bokhari v. FSD Pharma Inc, Court File No. CV-23-00693708-00CL

Ontario Application by Dr. Bokhari to set aside the arbitral Awards. FSD was awarded $175,000 in costs, of which $150,000 was posted as security during a subsequent appeal. $25,000 remained outstanding at the time of settlement.

Bokhari v. FSD Pharma Inc, Court File No. COA-23-OM-0274

Motion seeking leave to appeal Court File No. CV-23-00693708-00CL. Dr. Bokhari was ordered to pay $5,000 in costs.

Bokhari v. FSD Pharma Inc and FSD Biosciences, Court File No. CV-23-00700703-0000

An Ontario Action where Dr. Bokhari was claiming damages against FSD for tortious interference.

FSD Pharma Inc, Saeed and Durkacz v. Bokhari, Court File No. CV-23-00707267-0000

An Ontario Action where FSD, Saeed, and Durkacz were claiming damages against Dr. Bokhari for defamation.

Bokhari v. FSD Pharma Inc, Court File No. CV-21-00671964-00CL

An Ontario Application to appoint an Arbitrator regarding Dr. Bokhari’s claims for indemnification, which had been adjourned sine die.

Bokhari v. FSD Pharma Inc, Court File No. CV-24-00715943-0000

An Ontario Application by Dr. Bokhari against FSD claiming indemnification.

FSD Pharma Inc v. Bokhari, Court File No. CV-24-0073338-0000

An Ontario Application by FSD against Dr. Bokhari seeking relief in regards to Dr. Bokhari’s claim for indemnification Application.

FSD Pharma Inc v. Bokhari, Court File No.: CV-24-00721178-00CL

An Ontario Application by FSD against Dr. Bokhari under s. 140 of the Courts of Justice Act. Costs were fixed in favor of Dr. Bokhari at $75,000.

FSD Pharma Inc v. Bokhari, Court File No. COA-25-CV-0381

Appeal by FSD against Dr. Bokhari to the Ontario Court of Appeal regarding decision in CV-24-00721178-00CL.

Assessment Proceeding, Court File No. CV-23-113

Administrative tribunal proceeding in regard to assessment of fees of Arbitrator where Dr. Bokhari was ordered to pay $13,000 CAD in costs to FSD.

For further information contact:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

About Dr. Raza Bokhari

A recipient of Philadelphia Business Journal’s "40 under 40" award, Dr. Raza Bokhari – a physician turned serial entrepreneur - has a demonstrated successful track record in aggregating and accelerating life sciences, healthcare services and Pharmaceutical R&D companies. Dr. Bokhari currently serves as the Executive Chairman & CEO of Medicus Pharma Ltd. (Nasdaq: MDCX) a biotech/life sciences company focused on accelerating the clinical development programs of novel and disruptive therapeutics assets.

He previously served as Executive Chairman and CEO of FSD Pharma (Nasdaq: HUGE), where his strategies successfully pivoted the company out of medicinal cannabis and into a clinical stage pharmaceutical R&D, a transition marked by a NASDAQ listing in January 2020, and raising nearly $100M institutional capital to fuel growth and expansion.

Dr. Bokhari has a Doctor of Medicine degree from the University of Punjab, Rawalpindi Medical College, and an Executive MBA from Temple University, Fox School of Business & Management.

In addition to his corporate roles, Dr. Bokhari serves as the Vice Chairman of the World Affairs Council of Philadelphia. He formerly served on the Board of Temple University’s Fox School of Business and Management as Chairman of the Executive Advisory Committee and was a Trustee of the esteemed Franklin Institute and Foreign Policy Research Institute.

Dr. Bokhari, through his family foundation, believes in giving back and investing in the community. In recognition of a $1 million gift, he made to his alma mater, Temple University, its Fox Business School named the Innovation & Entrepreneurship Institute Suite in his honor. The school acknowledged Dr. Bokhari in 2018 by naming him a Centennial Honoree, a special collection of entrepreneurs, visionaries, and disruptors who helped shape the Fox School and the business world since 1918. Dr. Bokhari is also the founding Director of an award-winning United Nations (UN) sponsored Human Development foundation focused on basic health, education, Infant mortality and maternal mortality in third world countries. More information on Dr. Bokhari, is available at www.Razabokhari.com.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com